UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*



                           MICROTEK MEDICAL, INC.
                             (Name of Issuer)
                                  Common Stock, $.01 Par Value

                      (Title of Class of Securities)

                                594939100
                              (CUSIP Number)


Stephen D. Fox, 2800 One Atlantic Center, 1201 West Peachtree
   Street, Atlanta, Georgia  30309-3400; (404) 873-8528
     (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                             August 30, 1996
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D




1  Name of Reporting Person  S.S. or I.R.S.
   Identification No. of Above Person
                Isolyser Company, Inc.

2  Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                     (b) [ ]

3  SEC Use Only

4  Source of Funds
                                    00

5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E)

6  Citizenship or Place of Organization
                                  Georgia

            7  Sole Voting Power
                                100 shares

            8  Shared Voting Power
                                     0

            9  Sole Dispositive Power
                                100 shares

           10  Shared Dispositive Power
                                     0

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person
                                100 shares

12 Check Box if the Aggregate Amount in Row (11)         [ ]
   Excludes Certain Shares

13 Percent of Class Represented by Amount in Row (11)
                                   100%

14 Type of Reporting Person
                                    CO

                 SEE INSTRUCTIONS BEFORE FILLING OUT

Item 4 is amended as set forth below. All other items remain unchanged.

ITEM 4.  PURPOSE OF THRANSACTION.

     On August 30, 1996, Isolyser Company, Inc. (the "Company") acquired all of the outstanding securities of Microtek Medical, Inc. ("Microtek") pursuant to a merger (the "Merger"), and Microtek became a wholly-owned subsidiary of the Company. The proxies (the "Proxies") previously granted to Isolyser by certain stockholders of Microtek to vote an aggregate of 2,364,191 shares of Microtek Common Stock pertained only to the Microtek stockholder meeting held with respect to the Merger. Since this meeting was held on August 30, 1996, the Proxies have
no further effect or validity.   The Company hereby files this
Amendment No. 1 to Schedule 13D to reflect the fact that (i) it beneficially owns 100% of the outstanding Microtek securities, and (ii) the Proxies have no further effect or validity. The original Schedule 13D filed by the Company with respect to the Proxies, which Schedule is amended by this filing, is attached as Annex A hereto pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ISOLYSER COMPANY, INC.



By: C. Fred Harlow
    ______________________
    C. Fred Harlow,
    Senior Vice President                  Date:  September 10, 1996
    and Chief Financial Officer


                                  ANNEX A

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. __)*


                              MICROTEK MEDICAL, INC.
                             (Name of Issuer)
                    Common Stock, $.01 Par Value

                      (Title of Class of Securities)

                               594939100
                              (CUSIP Number)


       Stephen D. Fox, 2800 One Atlantic Center, 1201 West Peachtree
            Street, Atlanta, Georgia  30309-3400; (404) 873-8528
       (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                          March 15, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D


1  Name of Reporting Person  S.S. or I.R.S.
   Identification No. of Above Person
                          Isolyser Company, Inc.

2  Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                        (b) [ ]

3  SEC Use Only

4  Source of Funds
                                    00

5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E)

6  Citizenship or Place of Organization
                                  Georgia

            7  Sole Voting Power
                                     0

            8  Shared Voting Power
                                 2,364,191

            9  Sole Dispositive Power
                                     0

           10  Shared Dispositive Power
                                     0

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person
                                 2,364,191

12 Check Box if the Aggregate Amount in Row (11)      [ ]
   Excludes Certain Shares

13 Percent of Class Represented by Amount in Row (11)
                                  51.47%

14 Type of Reporting Person
                                    CO


                    SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value, of Microtek Medical, Inc., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at:

          512 Lehmburg Road
          Columbus, Mississippi  39702

Item 2.   Identity and Background.


1.   (a)-(c)   Isolyser Company, Inc., a Georgia corporation
("Isolyser"), is the person filing this statement. Isolyser develops, manufactures and markets proprietary and other products for patient care, occupational safety and management of potentially infectious and hazardous waste. Isolyser's products provide patient care and safety benefits, including protection from cross-infection, by providing Point-of-Generation treatment of potentially infectious and hazardous waste. Isolyser's principal office and principal place of business are located at 4320 International Blvd., N.W., Norcross, Georgia 30093.

     (d)  None

     (e)  None


2.   (a)  Mr. Robert L. Taylor.

     (b)  c/o Isolyser Company, Inc., 4320 International
Boulevard, N.W., Norcross, Georgia, 30093.

     (c)  Mr. Taylor is Chairman of the Board of Directors,
President and Chief Executive Officer of Isolyser.  See Item 2,
1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


3.   (a)  Mr. Travis W. Honeycutt.

     (b)  c/o Isolyser Company, Inc., 4320 International
Boulevard, N.W., Norcross, Georgia, 30093.

     (c)  Mr. Honeycutt is Executive Vice President - Research,
Development and Manufacturing, Secretary and a member of the Board of Directors of Isolyser. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


4.   (a)  Mr. C. Fred Harlow

     (b)  c/o Isolyser Company, Inc., 4320 International
Boulevard, N.W., Norcross, Georgia, 30093.

     (c)  Mr. Harlow is Senior Vice President of Finance, Chief
Financial Officer, Assistant Secretary and a member of the Board of Directors of Isolyser. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


5.   (a)  Mr. Michael Sahady

     (b)  c/o Isolyser Company, Inc., 4405 International
Boulevard, N.W., Suite 117, Norcross, Georgia 30093.

     (c) Mr. Sahady is Executive Vice President and a member of the Board of Directors of Isolyser. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


6.   (a)  Mr. Jamal Silim

     (b)  c/o Balsam Healthcare Corp. ("Balsam"), Al-Salam
Building, 3rd Floor, P.O. Box 42124, Al-Thalia Street, Jeddah
21541, SAUDI ARABIA.

     (c)  Mr. Silim is the Senior Vice President and Chief
Financial Officer of Balsam and a member of the Board of Directors of Isolyser. See (b) above.

     (d)  None.

     (e)  None.

     (f)  SAUDI ARABIA.


7.   (a)  Mr. Rosdon Hendrix.

     (b)  150 May Glen Way, Roswell, Georgia 30076.

     (c) Mr. Hendrix is retired and is a member of the Board of Directors of Isolyser. Prior to his retirement Mr. Hendrix served as Resident Comptroller of General Motors Corporation.

     (d)  None.

     (e)  None.

     (f)  United States.


8.   (a)  Kenneth F. Davis, M.D.

     (b)  c/o 1825 Martha Berry Boulevard, Suite A, General
Surgery Department, Rome, Georgia 30165.

     (c) Dr. Davis is a practicing surgeon on the staff of the Harbin Clinic and Redmond Regional Medical Center, Rome, Georgia, and is a member of the Board of Directors of Isolyser. See (b) above.

     (d)  None.

     (e)  None.

     (f)  United States.


9.   (a)  Mr. James S. Asip.

     (b)  c/o Isolyser Company, Inc., 4320 International
Boulevard, N.W., Norcross, Georgia, 30093.

     (c)  Mr. Asip is Vice President of Sales of Isolyser.  See
(b) above.

     (d)  None.

     (e)  None.

     (f)  United States.


10.  (a)  Mr. Kenneth R. Newsome.

     (b)  c/o Isolyser Company, Inc., 4320 International
Boulevard, N.W., Norcross, Georgia, 30093.

     (c)  Mr. Newsome is Chief Operating Officer and Vice
President of MedSurg Industries, Inc., a wholly-owned subsidiary of Isolyser. See (b) above.

     (d)  None.

     (e)  None.

     (f)  United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          On March 15, 1996, Isolyser, the Company and MMI Merger Corp., a Delaware corporation ("MMI"), entered into an Agreement and Plan of Merger (the "Agreement"). The Agreement is filed herewith as Exhibit 1 hereto and is hereby incorporated by reference herein. Upon the consummation of the transactions contemplated by the Agreement, the Company will become a wholly-owned subsidiary of Isolyser and the stockholders of the Company will receive shares of Isolyser common stock in exchange for their current Company stockholdings. No additional consideration will be paid other than cash to be paid in lieu of the issuance of fractional shares. In connection with the execution of the Agreement, certain stockholders of the Company have given proxies to Isolyser to vote an aggregate of 2,364,191 shares in favor of the approval of the merger. The form of proxy executed is filed as Exhibit 2 hereto and is hereby incorporated by reference herein. Each such stockholder is a member of, or has a representative on, the Company's Board of Directors or is an executive officer of the Company.

Item 4.   Purpose of Transaction.

          See Item 3 above. If the merger is consummated, the following events are expected to occur:

          (a) Isolyser will acquire all of the outstanding securities of the Company.

          (b) MMI will be merged into the Company, and the Company will become a wholly-owned subsidiary of Isolyser.

          (c) The current directors of the Company will cease to be directors thereof. Although it is currently contemplated that management of the Company will remain in place, management of Isolyser will have significant input into the operation of the Company.

          (d) The Certificate of Incorporation and ByLaws of the Company following the merger will be those of MMI existing at that time. Although it is not currently known what provisions such Certificate and ByLaws will contain, it is anticipated that they will be significantly different from those of the Company which are currently in effect.

          (e) Following the merger, the Company's common stock will be delisted from The Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b)    See Items 7, 8, 9, 10, 11 and 13 of
cover page. Other than Isolyser, none of the persons named in response to Item 2 above beneficially own any additional securities of the Company.

          (c)  See Item 3 above.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Issuer.

          See Item 3 above. Although Isolyser has previously entered into a joint venture with the Company with respect to the utilization of the Company's manufacturing capacity in the Dominican Republic to convert certain Isolyser products into finished goods, this joint venture has not to date been material to the results of operations of either company and in no way relates to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

           1. Agreement and Plan of Merger dated March 15, 1996 by and among Isolyser, the Company and MMI.


           2.  Form of Proxy, including executed signature pages.
Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ISOLYSER COMPANY, INC.



By: /s/Robert L. Taylor
    ______________________
    Robert L. Taylor,
    Chairman of the Board, President        Date:  March 21, 1996
    and Chief Executive Officer